SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 03 February 2014

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Transaction in Own Shares
Enclosure 2	Transaction in Own Shares
Enclosure 3	Transaction in Own Shares
Enclosure 4	Transaction in Own Shares
Enclosure 5	Director/PDMR Shareholding
Enclosure 6	Director/PDMR Shareholding
Enclosure 7	Director/PDMR Shareholding
Enclosure 8	Total Voting Rights
Enclosure 9	Joe Garner to be CEO of Openreach
Enclosure 10	Total Voting Rights

Enclosure 1

02 December 2013

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,000,000 ordinary shares at a price of 369.5912 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 243,508,300 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,907,718,729.

The above figure 7,907,718,729 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 2

3 December 2013

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 500,000 ordinary shares at a price of 366.6103 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 244,008,300 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,907,218,729.

The above figure 7,907,218,729 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 3

10 December 2013

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 500,000 ordinary shares at a price of 369.4632 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 244,453,658 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,906,773,371.

The above figure 7,906,773,371 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 4

12 December 2013

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,000,000 ordinary shares at a price of 368.9828 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 244,034,121 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,907,192,908.

The above figure 7,907,192,908 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

JOHN PETTER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EQUINITI SHARE PLAN TRUSTEES LIMITED

8 State the nature of the transaction

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

JOHN PETTER - 122 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

369.08 pence

14. Date and place of transaction

16 DECMBER 2013 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

JOHN PETTER

PERSONAL HOLDING: 13,665 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 212,715 SHARES
BT GROUP INCENTIVE SHARE PLAN: 426,577 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 49,077 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 3,809 SHARES.

16. Date issuer informed of transaction

16 DECEMBER 2013

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

17 DECEMBER 2013

END

Enclosure 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

CLIVE SELLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

EXERCISE OF OPTIONS UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP plc

8 State the nature of the transaction

EXERCISE OF OPTIONS UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

CLIVE SELLEY

OPTIONS EXERCISED UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN. 20,769 AT AN OPTION PRICE OF £1.92.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

15,415

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

375 Pence

14. Date and place of transaction

20 DECEMBER 2013, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

CLIVE SELLEY

PERSONAL HOLDING: 262,402 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 206,130 SHARES
BT GROUP INCENTIVE SHARE PLAN: 475,220 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES

16. Date issuer informed of transactions

20 DECEMBER 2013

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANDY BENNETT - 020 7356 6027

Name and signature of duly authorised officer of issuer responsible for making notification

ANDY BENNETT

Date of notification

23 DECEMBER 2013

END

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

JOHN PETTER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

EXERCISE OF OPTIONS UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP plc

8 State the nature of the transaction

EXERCISE OF OPTIONS UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

JOHN PETTER

OPTIONS EXERCISED UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN. 49,077 AT AN OPTION PRICE OF £1.95.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

13,779

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

377.3 Pence

14. Date and place of transaction

30 DECEMBER 2013, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

JOHN PETTER

PERSONAL HOLDING: 28,210 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 212,715 SHARES
BT GROUP INCENTIVE SHARE PLAN: 426,577 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 3,809 SHARES

16. Date issuer informed of transactions

31 DECEMBER 2013

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

31 DECEMBER 2013

END

Enclosure 8

Tuesday 31 December 2013

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 December 2013 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 240,608,357 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,910,618,672.

The above figure (7,910,618,672) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 9

13 January, 2014

JOE GARNER TO BE CEO OF OPENREACH

Brings proven track record in customer service improvement and programme delivery from banking and retail sectors

Joe Garner is to be the new CEO of Openreach, BT announced today. Garner, who will join in mid-February, will replace Liv Garfield, who is leaving to become CEO of Severn Trent.

Garner brings substantial commercial, operational and regulatory experience, having worked for many years at HSBC, Dixons and Procter & Gamble. His most recent role was at HSBC where, as head of the UK Bank, Joe helped lead HSBC successfully through the financial crisis, rebuilding profitability and strengthening the balance sheet.

In this role, Joe also drove some of the highest customer satisfaction levels in high street banking, including at the UK's No.1 bank for service, first direct, and was responsible for launching M&S Bank. Under his leadership, HSBC in the UK achieved the best long-term record on customer complaints amongst the major banks as well as industry-beating levels of employee engagement.

Garner has significant experience of working in a strictly regulated industry and of dealing with regulators, not least through his role as Chairman of the Financial Services Authority's Practitioner Panel. This experience will be invaluable given Openreach is one of the most heavily regulated businesses in the UK, providing all communications providers with equal access to BT's network and operating at arm's length from the rest of the BT Group.

Speaking today, Garner said: "I am thrilled to be joining Openreach at such a critical moment - a moment when technology is redefining how our society communicates. The massive investment that Openreach is making in the UK's high speed internet infrastructure is something of a revolution that will greatly benefit people and businesses in this country. I am grateful to my predecessor and the engineers who have already delivered so much. It is my ambition to build on this work and I intend to focus on customer service, continued innovation and maintaining fair and equal access for all."

Gavin Patterson, BT Group CEO said: "I am delighted to welcome Joe to the team. His experience of managing a large regulated business with a substantial workforce will help us as we expand our fibre optic network into rural areas. He will also ensure that Openreach continues to play a vital role in supporting businesses, consumers and communities the length and breadth of the country."

Openreach is responsible for BT's local access network in the UK. It is a highly regulated business and is upgrading its network by deploying fibre broadband. It has passed more than 17 million premises with the technology and the roll-out continues apace.

Joe is 44 years old, is married and has one young son.

ENDS

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. Email: newsroom@bt.com.

All news releases can be accessed at our web site: http://www.btplc.com/News

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

For the year ended 31 March 2013, BT Group's reported revenue was £18,103m with reported profit before taxation of £2,315m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Enclosure 10

Friday 31 January 2014

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 January 2014 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 239,394,958 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,911,832,071.

The above figure (7,911,832,071) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  03 February 2014